GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8351





CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCS

05009603

8 July 2005

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER



Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith copies of the announcement dated:

- 28 June 2005 (*Joint Venture For The Tender, Acquisition and Development of Sentosa Cove Property*);
- 28 June 2005 (*Notification on Increase of Shareholding in Subsidiary, Millennium & Copthorne Hotels plc*);
- 30 June 2005 (*1) Proposed Disposal of Properties to Suntec REIT, (2) News Release: CDL Unlocks Shareholder Value with a Milestone Deal*); and
- 4 July 2005 (*Notifications on Change of Shareholdings in Subsidiaries and striking off of Subsidiaries*)

Yours faithfully,

CATHERINE LOH
Assistant General Manager
Head (Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) (*By Fax Only*)

CL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

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Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	28-Jun-2005 12:38:20
Announcement No.	00028

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Joint Venture For The Tender, Acquisition And Development of Sentosa Cove Property
Description	Please refer to the attached file on the above.
Attachments:	Sentosa_Ann.pdf Total size = **20K** (2048K size limit recommended)

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CITY DEVELOPMENTS LIMITED
(Co. Reg. No. 196300316Z)

JOINT VENTURE FOR THE TENDER, ACQUISITION AND DEVELOPMENT OF SENTOSA COVE PROPERTY

The Directors of City Developments Limited (the "Company" or "CDL") wish to announce that CDL, TID Pte. Ltd. ("TID"), an interested person of the Company within the meaning of Rule 904(4) of the Listing Manual of Singapore Exchange Limited, and TC Development Pte. Ltd. ("TCDev"), a joint venture company in which CDL and TID have equal shareholdings, have entered into a binding agreement in connection with the joint tender on a 50:50 basis submitted by CDL and TID to acquire, develop and deal with Land Parcel C9 Lot 1398K of Mukim 34 at Sentosa Cove ("Sentosa Cove Property"). CDL and TID were awarded the Sentosa Cove Property at a tender premium of S$238.89 million. Under the agreement, it is intended that TCDev shall be the joint venture vehicle to undertake the acquisition of the Sentosa Cove Property and the development of a residential condominium project thereon.

The rights and obligations of CDL and TID in TCDev with respect to the Sentosa Cove Property will continue to remain on a 50:50 basis and the terms and conditions with respect to the joint venture relating to the Sentosa Cove Property will be substantially similar to the existing joint venture agreement between CDL, TID and TCDev which governs the existing joint ventures on a 50:50 basis between CDL and TID relating to the development of The Trevose condominium development and the Parc Emily condominium development.

The Audit Committee of CDL has reviewed the transaction and is of the view that the risks and rewards of the joint venture based on the terms of the binding agreement between CDL and TID are in proportion to the equity of each joint venture partner and the terms of the joint venture are not prejudicial to the interests of the Company and its minority shareholders.

Hong Leong Holdings Limited ("HLH") is the holding company of TID and is also a controlling shareholder of CDL. Hong Leong Investment Holdings Pte. Ltd. ("HLIH"), a controlling shareholder of CDL, is also the holding company of HLH. The Directors of CDL consider HLIH to be CDL's immediate and ultimate holding company.

The following Directors of CDL are also Directors of the respective companies specified :

- Messrs Kwek Leng Beng and Kwek Leng Peck are directors of TID;
- Messrs Kwek Leng Beng, Kwek Leng Joo, Kwek Leng Peck, Chow Chiok Hock and Ong Pang Boon are directors of HLH; and
- Messrs Kwek Leng Beng, Kwek Leng Joo and Kwek Leng Peck are directors of HLIH.

The following Directors of CDL also have shareholding interests in the respective companies specified below:

- Messrs Kwek Leng Beng, Kwek Leng Joo, Kwek Leng Peck and Chow Chiok Hock have shareholding interests in HLH; and
- Messrs Kwek Leng Beng, Kwek Leng Joo and Kwek Leng Peck have shareholding interests in HLIH.

Save as disclosed herein, none of the directors of CDL has any interest, direct or indirect in the aforesaid transaction.

BY ORDER OF THE BOARD

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

28 June 2005

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Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	28-Jun-2005 12:40:27
Announcement No.	00029

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Announcement Title * Notification on Increase of Shareholding in Subsidiary, Millennium & Copthorne Hotels plc

Description

The Board of Directors of City Developments Limited ("CDL" or the "Company") wishes to announce that Reach Across International Limited ("Reach Across"), a subsidiary of the Company, has acquired an aggregate of 100,000 shares of £0.30 each in Millennium & Copthorne Hotels plc ("M&C") in the open market for an aggregate consideration of £349,499.95 (excluding brokerage and fees), resulting in an increase in the Company's deemed interest in M&C (held through its subsidiaries, Singapura Developments (Private) Limited, Reach Across and City e-Solutions Limited) to 150,932,692 shares, representing 52.653% of M&C's issued share capital.

By Order of the Board

Enid Ling Peek Fong
Company Secretary
28 June 2005

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Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	30-Jun-2005 19:01:12
Announcement No.	00090

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	(1) Proposed Disposal of Properties to Suntec REIT, (2) News Release: CDL Unlocks Shareholder Value with a Milestone Deal
Description	Please refer to the attached files on the above.
Attachments:	CDL-300605.pdf CDL-NewsRelease.pdf Total size = **107K** (2048K size limit recommended)

CITY DEVELOPMENTS LIMITED
(Company Registration No: 196300316Z)

PROPOSED DISPOSAL OF PROPERTIES TO SUNTEC REIT

A. INTRODUCTION

1. The Directors of City Developments Limited (the "**Company**") are pleased to announce that the Company and its subsidiaries (the "**Group**") have today entered into the following agreements (collectively, the "**Proposed Transactions**"):

   a) various conditional sale and purchase agreements ("**Sale and Purchase Agreements**") for the sale of the following commercial properties (the "**Properties**") between the Group and HSBC Institutional Trust Services (Singapore) Limited ("**HSBCIT**"), in its capacity as trustee of the Suntec Real Estate Investment Trust ("**Suntec REIT**") for an aggregate consideration of S$788 million:

	Property	Address	Tenure to be sold
1	Fuji Xerox Towers	80 Anson Road, Singapore (079907)	99 year leasehold estate from date of completion of sale*
2	Plaza By The Park	51 Bras Basah Road, Singapore (189554)	99 year leasehold estate from date of completion of sale*
3	City House	36 Robinson Road, Singapore (068877)	99 year leasehold estate from date of completion of sale*
4	Central Mall Office Tower	1 Magazine Road, Singapore (059567)	99 year leasehold estate from date of completion of sale*
5	19 strata units in The Arcade	11 Collyer Quay, Singapore (049317)	99 year leasehold estate from date of completion of sale*
6.	61 strata units in Katong Shopping Centre	865 Mountbatten Road, Singapore (437844)	99 year leasehold estate from date of completion of sale*
7.	60 strata units in 470 North Bridge Road	470 North Bridge Road, Singapore (188735)	99 year leasehold estate from date of completion of sale*
8	27 strata units in Fortune Centre	190 Middle Road, Singapore (188979)	Residue of 99 years from 18 October 1980
9.	12 strata units in Golden Mile Complex	5001 Beach Road, Singapore (199588)	Residue of 99 years from 4 August 1969
10.	People's Park Centre Car Park	101 Upper Cross Street, Singapore (058357)	Residue of 99 years from 2 June 1970
11.	Queensway Shopping Centre Car Park	1 Queensway, Singapore (149053)	99 year leasehold estate from date of completion of sale*

   * The reversionary interest in respect of these freehold or 999-year leasehold properties shall be retained by the Group.

   b) a Strategic Advisor Agreement ("**SAA**") between the Company and ARA Trust Management (Suntec) Limited ("**ARA**" or the "**Manager**"), the manager of Suntec REIT; and

c) a Property Management Agreement ("**PMA**") between City Project & Property Management Pte. Ltd. ("**CPPM**"), a wholly-owned subsidiary of the Company, HSBCIT and ARA.

Each of the Sale and Purchase Agreements are inter-conditional. The SAA and the PMA will take effect upon completion of the sale and purchase of the Properties.

2. The principal activities of the Group include those of property developers and owners, hotel owners and operators, investment in properties and in shares, property management, and project management and consultancy services.

3. Suntec REIT is a real estate investment trust constituted by the Trust Deed entered into on 1 November 2004 between ARA as the Manager of Suntec REIT and HSBCIT as the Trustee of Suntec REIT. Suntec REIT was listed on the Singapore Exchange Securities Trading Limited (the "**SGX-ST**") on 9 December 2004.

B. SALE AND PURCHASE AGREEMENTS

1. The proposed aggregate sale price of the Properties is S$788 million (the "**Sale Price**") and was arrived at on a willing buyer-willing seller basis.

2. The Sale Price will be satisfied in the following manner:

   (a) an aggregate cash amount of S$710 million less the aggregate cash deposit already paid by HSBCIT upon the signing of the Sale and Purchase Agreements, will be paid by HSBCIT upon the completion of the Sale and Purchase Agreements; and

   (b) the remaining balance of S$78 million ("**Deferred Payment Amount**"), will be paid in the form of new units of Suntec REIT ("**Deferred Consideration Units**") to be issued to the Group in 5 equal instalments, the first of which shall be paid on 2 October 2006, and thereafter on 1 October 2007, 1 October 2008, 1 October 2009 and a final instalment on 1 October 2010.

3. Subject to terms of the Sale and Purchase Agreements and the approval of the regulatory authorities, the Group will be able to elect to receive on the respective due dates thereof the outstanding instalment(s) of the Deferred Payment Amount in cash in lieu of the Deferred Consideration Units.

4. The following are the latest available open market values of the Properties, all of which are based on independent valuations done by Knight Frank Pte Ltd on 1 May 2005 and commissioned by HSBCIT:

Name of Property	Open Market Value
Fuji Xerox Towers	S$253.0 million
Plaza By The Park	S$195.6 million
City House	S$117.6 million
Central Mall Office Tower	S$96.8 million
The Arcade	S$35.2 million
Katong Shopping Centre	S$27.6 million
470 North Bridge Road	S$19.8 million
Fortune Centre	S$17.6 million
Golden Mile Complex	S$9.8 million
People's Park Centre Car Park	S$8.5 million
Queensway Shopping Centre Car Park	S$6.5 million
Total	**S$788.0 million**

C. SAA

Under the SAA, the Company has agreed to provide consultancy advice to the Manager on certain strategic matters relating to the overall management of the Properties for a fee of S$1 million per annum. Subject to the terms of the SAA, the SAA is for an initial term of 5 years which shall be automatically renewable on a five-year basis at the end of every 5-year period.

D. PMA

Under the PMA, CPPM has agreed to provide, inter alia, lease and property management services and marketing services for the Properties. Subject to the terms of the PMA, the PMA has a tenure of 6 years, renewable thereafter by mutual agreement. In respect of the lease and management services to be provided under the PMA, CPPM shall earn a fee per annum of 3% of the net property income from each of the Properties. In respect of the marketing services to be provided under the PMA, CPPM shall earn commissions for securing any new or renewal of existing tenancies or licences of premises comprising the Properties, which shall be based, inter alia, on the gross rent of the relevant premises.

E. MATERIAL CONDITIONS

The Proposed Transactions are subject to the fulfillment of, inter alia, the following conditions precedent:-

(a) the approval by the unitholders of Suntec REIT ("**Unitholders**") to be given at an extraordinary general meeting of the Unitholders for, inter alia, (i) the purchase of all the Properties and the transactions contemplated hereunder; (ii) the proposed equity fund raising which shall be by the proposed issue of new units in Suntec REIT ("**New Suntec Units**") and (iii) the issue of the Deferred Consideration Units; and

(b) the obtaining of the approval of the SGX-ST for the listing of the New Suntec Units and the Deferred Consideration Units on the SGX-ST.

F. FINANCIAL EFFECTS OF THE PROPOSED TRANSACTIONS

1. Earnings Per Share ("**EPS**")

The net book value of the Properties as at 31 December 2004 and 31 March 2005 were S$445.69 million and S$443.84 million respectively.

Assuming that the Proposed Transactions were completed on 31 December 2004, the profit before and after tax that will be recognized by the Group on the disposal of the Properties are estimated to be about S$342.31 million and S$321.27 million respectively before taking into account transaction costs.

Assuming that the Proposed Transactions were completed on 1 January 2004 and based on the Group's audited consolidated financial statements for the financial year ended 31 December 2004, the proforma financial effects on the consolidated earnings of the Group (after taking into consideration the aforesaid profit on disposal of the Properties under the Sale and Purchase Agreements) are as follows:

	Before Proposed Transactions	After Proposed Transactions
Profit after tax (S$'000)	202,843	531,382
EPS (cents)		
Basic	24.10	63.14
Fully Diluted*	22.79	59.71

Note: The EPS is calculated based on the weighted average number of ordinary shares in issue.

* For computation of fully diluted earnings per share, the weighted average number of ordinary shares has been adjusted for the dilutive effect of potential ordinary shares arising from the exercise of all outstanding bonus warrants and conversion of all preference shares of the Company.

2. Net Tangible Assets ("**NTA**") Per Share

Assuming that the Proposed Transactions had been completed on 31 December 2004 and based on the Group's audited consolidated financial statements as at 31 December 2004, the proforma financial effects on the consolidated NTA per share of the Group is as follows:

	Before Proposed Transactions	After Proposed Transactions
NTA (S$'000)	4,941,860	5,263,131
NTA per share (S$)	5.67	6.04

G. RATIONALE OF THE PROPOSED TRANSACTIONS AND USE OF PROCEEDS

Having evaluated the merits and feasibility of various investment proposals including that of a REIT IPO, the Board is of the view that the Proposed Transactions will enable the Company to achieve better yields and maximize the value to its shareholders on this portfolio of Properties.

The Group intends to use the net proceeds from the Proposed Transactions to reduce its bank borrowings and for its working capital purposes, whilst the Group considers opportunities for re-deployment of its assets and financial resources.

The total lettable area of the Properties amount to approximately 105,000 square metres, and constitute approximately 24% of the total lettable area of the Group's investment properties portfolio. The Group continues to be the owner of a significant portfolio of investment and hotel properties. The Board will continue to explore opportunities to enhance shareholders' value in respect of its present and future portfolio of properties, which may include a REIT IPO or investment at the appropriate time.

H. INTERESTS OF DIRECTORS AND CONTROLLING SHAREHOLDERS

None of the Directors or controlling shareholders of the Company has any interest, direct or indirect, in the Proposed Transactions.

I. COMPUTATION PURSUANT TO RULE 1006

The relative figures computed on the bases set out in Rule 1006 of the SGX-ST Listing Manual are as follows:

Clause 1006(a)	The net asset value of the Properties to be disposed off is 6% of the Group's net asset value as at 31 March 2005 based on the Group's Unaudited First Quarter Financial Statement For The Period Ended 31 March 2005.
Clause 1006(b)	The net profit attributable to the Properties before tax is 4% of the Group's net profit before tax for the financial period from 1 January 2005 to 31 March 2005 based on the Group's Unaudited First Quarter Financial Statement For The Period Ended 31 March 2005.
Clause 1006(c)	The proposed Sale Price compared with the Company's market capitalization is approximately 12% based on the Company's market capitalization of S$6.66 billion as at 29 June 2005.
Clause 1006(d)	This is not relevant as there is no acquisition by the Group.

In relation to Rule 1006 of the SGX-ST Listing Manual, as none of the relative figures exceed 20%, the Company does not require shareholders' approval for the Proposed Transactions pursuant to the provisions of Chapter 10 of the SGX-ST Listing Manual.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Dated: 30 June 2005


CITY
DEVELOPMENTS
LIMITED

NEWS RELEASE

30 June 2005

CDL Unlocks Shareholder Value with a Milestone Deal

In a milestone deal with Suntec Real Estate Investment Trust (Suntec REIT), City Developments Limited (CDL) has entered into an agreement today to sell up to 99 year leasehold interests in a portfolio of eleven freehold and leasehold properties for an aggregate value of S$788 million. CDL will retain the reversionary interests in respect of the freehold or 999 year leasehold interests to eight of these properties.

CDL will also be engaged as the property manager and strategic advisor of these properties. Tenants will therefore be assured of the same high level of quality and service. Properties involved in the deal include City House at Robinson Road and Plaza by the Park at Bras Basah Road (please refer to Annex 1 which lists the eleven properties, the tenure being disposed of and their locations).

CDL Executive Chairman, Mr Kwek Leng Beng, said, "Since early this year, we have been considering various options that would unlock value for our shareholders, including the listing of a new REIT as well as other REIT-related transactions. We have concluded that, for a start, the present sale of these eleven properties for a total price of S$788 million would be in the best interest of the company."

"The properties being sold constitute approximately 24% of the total lettable area of the group's investment property portfolio. Following the completion of the transaction, we will continue to own a significant portfolio of investment and hotel properties. As an established landlord, we are further committed to improving the rental performance of our existing property portfolio to enhance capital value," added Mr Kwek.

The transaction will give CDL an immediate cash receipt of S$710 million. Based on net book value of these properties as at 31 December 2004, this deal will provide CDL with a pre-tax profit of about S$342.31 million, before taking into account transaction costs.

Mr Kwek highlighted, "This deal, together with the already healthy balance sheet and strong recurrent cash flow that CDL is currently experiencing, will provide the vast 'war chest' that will enable the company to take advantage of market opportunities locally and abroad."

Mr Kwek noted that CDL's core expertise remains that of a property developer and investor. "With over 40 years of experience, we have successfully utilized our real estate expertise to take advantage of property cycles to achieve growth for the company, and hence it is relatively less important for us to rely on fee-based business. We remain committed to the continued growth and expansion of the company as Singapore's leading property developer and investor and enhancing value for our shareholders."

For more information, please contact:

Belinda Lee
Senior Manager, Head (Corporate Comms)
City Developments Limited
(Regn No: 196300316Z)
Tel: 6428 9315 / 9751 1004

Gerry De Silva
Head, Group Corporate Affairs
Hong Leong Group Singapore
Tel: 6428 9308 / 9731 7122

Annex 1

CDL Unlocks Shareholder Value with a Milestone Deal

	Property	Address	Tenure to be sold
1	Fuji Xerox Towers	80 Anson Road, Singapore (079907)	99 year leasehold estate from date of completion of sale*
2	Plaza By The Park	51 Bras Basah Road, Singapore (189554)	99 year leasehold estate from date of completion of sale*
3	City House	36 Robinson Road Singapore (068877)	99 year leasehold estate from date of completion of sale*
4	Central Mall Office Tower	1 Magazine Road, Singapore (059567)	99 year leasehold estate from date of completion of sale*
5	19 strata units in The Arcade	11 Collyer Quay, Singapore (049317)	99 year leasehold estate from date of completion of sale*
6.	61 strata units in Katong Shopping Centre	865 Mountbatten Road Singapore (437844)	99 year leasehold estate from date of completion of sale*
7.	60 strata units in 470 North Bridge Road	470 North Bridge Road, Singapore (188735)	99 year leasehold estate from date of completion of sale*
8	27 strata units in Fortune Centre	190 Middle Road, Singapore (188979)	Residue of 99 years from 18 October 1980
9.	12 strata units in Golden Mile Complex	5001 Beach Road, Singapore (199588)	Residue of 99 years from 4 August 1969
10.	People's Park Centre Car Park	101 Upper Cross Street Singapore (058357)	Residue of 99 years from 2 June 1970.
11.	Queensway Shopping Centre Car Park	1 Queensway, Singapore (149053)	99 year leasehold estate from date of completion of sale*

* The reversionary interest in respect of these freehold or 999-year leasehold properties shall be retained by the Group.

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	04-Jul-2005 12:36:34
Announcement No.	00008

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Notifications on Change of Shareholdings in Subsidiaries and striking off of Subsidiaries
Description	Please refer to the attached file on the above.
Attachments:	CDL-040705.pdf Total size = **32K** (2048K size limit recommended)

CITY DEVELOPMENTS LIMITED
(Co. Reg. No. 196300316Z)

Notifications on Change of Shareholdings in Subsidiaries and striking off of Subsidiaries

The Board of Directors of City Developments Limited ("CDL" or the "Company") wishes to announce:

(1) Increase in shareholding in CDL Investments New Zealand Limited ("CDLI")

Pursuant to a dividend reinvestment plan, CDLI has on 29 April 2005 allotted and issued 9,005,651 new ordinary shares at a strike price of NZ$0.32023014 per share to CDL Hotels New Zealand Limited ("CDLHNZ"), a 70.22% subsidiary of Millennium & Copthorne Hotels plc ("M&C") which is in turn a subsidiary of the Company.

Consequent upon the said allotment of shares, the shareholding of CDLHNZ in CDLI was increased from 61.12% to 62.46%.

(2) Striking off of dormant subsidiaries of CDLI

LPL Group Limited and Landcorp Property Limited, two wholly owned subsidiaries of CDLI were removed from the Companies Register of New Zealand on 15 January 2005 upon completion of their voluntary liquidation.

(3) Changes in Shareholding Interest in Subsidiary Company, Grand Plaza Hotel Corporation

The Philippine Fund Limited ("TPFL") and Zatrio Pte Ltd ("ZPL") have accepted the shares buyback offer from Grand Plaza Hotel Corporation ("GPHC") for the purchase of part of their shareholdings in GPHC. TPFL, ZPL and GPHC are subsidiaries within the M&C Group.

GPHC's offer was made to all shareholders of GPHC based on the buyback ratio of one share for every thirty-five shares held by each shareholder in the share capital of GPHC at the price of Philippine Pesos 50 per share.

Following the acceptance of GPHC's offer, the M&C Group's shareholding in GPHC is as follows:-

	TPFL		ZPL	
	No. of Shares of P10 each	% shareholding	No. of shares of P10 each	% shareholding
Shareholding before acceptance of GPHC's offer	42,519,889	54.15% *	25,994,363	33.11% *
Shares sold back to GPHC	(1,200,568)	-	(742,696)	-
Total shareholdings after acceptance of GPHC's offer	41,319,321	54.16% **	25,251,667	33.10 **

* percentage based on the issued and paid up share capital of 78,518,270 shares (net of treasury stocks)

** percentage based on the issued and paid up share capital of 76,290,009 shares (net of treasury stocks)

By Order of the Board

Enid Ling Peek Fong
Company Secretary

4 July 2005

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	04-Jul-2005 12:36:34
Announcement No.	00008

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Notifications on Change of Shareholdings in Subsidiaries and striking off of Subsidiaries
Description	Please refer to the attached file on the above.
Attachments:	CDL-040705.pdf Total size = **32K** (2048K size limit recommended)

CITY DEVELOPMENTS LIMITED
(Co. Reg. No. 196300316Z)

Notifications on Change of Shareholdings in Subsidiaries and striking off of Subsidiaries

The Board of Directors of City Developments Limited ("CDL" or the "Company") wishes to announce:

(1) Increase in shareholding in CDL Investments New Zealand Limited ("CDLI")

Pursuant to a dividend reinvestment plan, CDLI has on 29 April 2005 allotted and issued 9,005,651 new ordinary shares at a strike price of NZ$0.32023014 per share to CDL Hotels New Zealand Limited ("CDLHNZ"), a 70.22% subsidiary of Millennium & Copthorne Hotels plc ("M&C") which is in turn a subsidiary of the Company.

Consequent upon the said allotment of shares, the shareholding of CDLHNZ in CDLI was increased from 61.12% to 62.46%.

(2) Striking off of dormant subsidiaries of CDLI

LPL Group Limited and Landcorp Property Limited, two wholly owned subsidiaries of CDLI were removed from the Companies Register of New Zealand on 15 January 2005 upon completion of their voluntary liquidation.

(3) Changes in Shareholding Interest in Subsidiary Company, Grand Plaza Hotel Corporation

The Philippine Fund Limited ("TPFL") and Zatrio Pte Ltd ("ZPL") have accepted the shares buyback offer from Grand Plaza Hotel Corporation ("GPHC") for the purchase of part of their shareholdings in GPHC. TPFL, ZPL and GPHC are subsidiaries within the M&C Group.

GPHC's offer was made to all shareholders of GPHC based on the buyback ratio of one share for every thirty-five shares held by each shareholder in the share capital of GPHC at the price of Philippine Pesos 50 per share.

Following the acceptance of GPHC's offer, the M&C Group's shareholding in GPHC is as follows:-

	TPFL		ZPL	
	No. of Shares of P10 each	% shareholding	No. of shares of P10 each	% shareholding
Shareholding before acceptance of GPHC's offer	42,519,889	54.15% *	25,994,363	33.11% *
Shares sold back to GPHC	(1,200,568)	-	(742,696)	-
Total shareholdings after acceptance of GPHC's offer	41,319,321	54.16% **	25,251,667	33.10 **

* percentage based on the issued and paid up share capital of 78,518,270 shares (net of treasury stocks)

** percentage based on the issued and paid up share capital of 76,290,009 shares (net of treasury stocks)

By Order of the Board

Enid Ling Peek Fong
Company Secretary

4 July 2005